UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1) *
China GrenTech Corporation Limited

(Name of Issuer)
Ordinary Shares, par value US$0.00002 each

(Title of Class of Securities)
16938P 10 7

(CUSIP Number)
Sale and shareholder restructuring in 2007

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
INDEX TO EXHIBITS
EX-99.4 Stock Trading Plan dated December 14, 2006
EX-99.5 Stock Trading Plan dated June 12, 2007

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Heng Xing Yue Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		97,403,375

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		97,403,375

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	97,403,375

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Rong Yu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People's Republic of China

	5	SOLE VOTING POWER

NUMBER OF		8,654,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		97,403,375

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,654,000

WITH:	8	SHARED DISPOSITIVE POWER

		97,403,375

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	106,057,375

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	17.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Yin Huang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People's Republic of China

	5	SOLE VOTING POWER

NUMBER OF		8,530,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		97,403,375

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,530,000

WITH:	8	SHARED DISPOSITIVE POWER

		97,403,375

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	105,933,375

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a)	Name of Issuer:
China GrenTech Corporation Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:
16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen 518026, China

Item 2(a)	Name of Person Filing:
(i)	Heng Xing Yue Investments Limited

(ii)	Ms. Rong Yu, through her wholly owned BVI company, Well Sino Enterprises Limited

(iii)	Ms. Yin Huang, through her wholly owned BVI company, Leakey Investments Limited

Item 2(b)	Address of Principal Business Office or, if none, Residence:
(i)	16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen 518026, China

(ii)	16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen 518026, China

(iii)	16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen 518026, China

Item 2(c)	Citizenship:
(i)	British Virgin Islands

(ii)	People’s Republic of China

(iii)	People’s Republic of China

Item 2(d)	Title of Class of Securities:
Ordinary Shares, par value US$0.00002 each

Item 2(e)	CUSIP Number:
16938P 10 7
Note:	The CUSIP number is for the American depository shares (“ADSs”) evidencing the ordinary shares in respect of which this report is made, which are held on deposit pursuant to the issuer’s depository receipt program. The ordinary shares that are the subject of this report are not held in ADS form.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable. The report is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership
(a)	Amount beneficially owned:	114,587,375
(b)	Percent of class:	18.3%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote	97,403,375

(ii)	Shared power to vote or to direct the vote	17,184,000

(iii)	Sole power to dispose or to direct the disposition of	97,403,375

(iv)	Shared power to dispose or to direct the disposition of	17,184,000
The record holder of the 97,403,375 ordinary shares of the issuer is Heng Xing Yue Investments Limited. Heng Xing Yue Investments Limited had an aggregate of 100 shares in its capital issued and outstanding prior to August 6, 2007. Heng Xing Yue Investments Limited was 18.055%-owned by Ms. Rong Yu (with 18.055 shares) and 18.055%-owned by Ms. Yin Huang (with 18.055 shares), with the remaining 63.89% owned by one other employee of the issuer and two independent third-parties prior to August 6, 2007. As of August 6, 2007, pursuant to the approval by unanimous written resolutions of the shareholders and directors of Heng Xing Yue Investments Limited, respectively, Heng Xing Yue Investments Limited allotted and issued 334.345 shares to Ms. Yu, 334.345 shares to Ms. Huang and 231.4 shares to the remaining three shareholders. As of August 7, 2007, Ms. Yu transferred all her 352.4 shares to her wholly owned BVI investment holding company, Well Sino Enterprises Limited; and Ms. Huang transferred all her 352.4 shares to her wholly owned BVI investment holding company, Leakey Investments Limited. Ms. Yu and Ms. Huang are directors of Heng Xing Yue Investments Limited.

Prior to December 26, 2007, Heng Xing Yue Investments Limited held 120,710,000 shares of the issuer. In December 2006 and January 2007, it sold 6,122,625 shares in the form of ADSs to the public under Rule 144. As of December 3, 2007, Heng Xing Yue Investments Limited transferred 8,654,000 shares of the issuer, representing approximately 1.4% of the issued share capital of the issuer, to Well Sino Enterprises Limited, a BVI investment holding company wholly owned by Ms. Yu and transferred 8,530,000 shares of the issuer, representing approximately 1.4% of the issued share capital of the issuer, to Leakey Investments Limited, a BVI investment holding company wholly owned by Ms. Huang. Therefore, with respect to the 17,184,000 ordinary shares of the issuer, Ms. Yu, as director of Heng Xing Yue Investments Limited, shares the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, 8,654,000 shares of the issuer; and Ms. Huang, as director of Heng Xing Yue Investments Limited, shares the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, 8,530,000 shares of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable. The report is being filed pursuant to Rule 13d-1(d).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008
(Date)

Heng Xing Yue Investments Limited /s/ Rong Yu
Name:	Rong Yu
Title:	Director

Rong Yu /s/ Rong Yu
Rong Yu

Yin Huang /s/ Yin Huang
Yin Huang

INDEX TO EXHIBITS

Exhibit
Number	Description

99.3	Joint Filing Agreement dated February 12, 2007 incorporated by reference to Exhibit 99.3 to our Schedule 13G filed with the Securities and Exchange Commission on February 12, 2007 (File Number 005-82439)

99.4	Stock Trading Plan dated December 14, 2006

99.5	Stock Trading Plan dated June 12, 2007